FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Court notice dated March 3, 2011.

COURT NOTICE

Buenos Aires, March 3, 2011

Mr.
President of the Securities Exchange Commission

It is a pleasure to inform you that, in connection with the file No. 1.923/2011 “YPF S.A. s/ INHIBITORY” pending before the National Court of First Instance on Federal Administrative Matters No. 2, pending before the judge Dr. Esteban Carlos Furnari, Secretary No. 3, under the signatory’s control, and the preliminary injunction granted pursuant to court decrees “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A.- YPF S.A. - NATIONAL STATE (Ministry of Economy) - Declaration of Certainty” (File 2-K-2010), pending before the Federal Court of First Instance of Bell Ville, province of Cordoba, a decision has been adopted to allow the free availability of YPF, S.A.’s shares, allowing the sale, assignment or transfer of such shares, provided that Repsol YPF S.A., directly or indirectly owns at least 10% of the shares of YPF S.A.

The court decree that mandated that this communication be made reads as follows in the relevant part: “Buenos Aires March 1, 2011... I HEREBY DECIDE: To grant the preliminary injunction requested by YPF S.A., allowing the free disposition of its shares, allowing the sale, assignment or transfer of such shares, provided that Repsol YPF S.A., directly or indirectly owns at least 10% of the shares of YPF S.A… To be recorded and notified –including on non-business days- to Repsol YPF, S.A., to the National State – Ministry of Economy, the National Securities Commission (C.N.V.), the Securities Exchange Commission (S.E.C.) of the United States of America, Mr. Miguel Angel Karcz and the Federation of Former Employees of YPF S.A- Signed by: Esteban Carlos Furnari. Federal Judge.”

I authorize Dr. Gabriel Mihura Estrada and/or Dr. Rogelio Driollet and/or whoever they may designate to make the present notification.

Sincerely,

Estela M. Arberas
Federal Secretary

Esteban Carlos Furnari
Federal Judge

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2011	By:	/s/ Rogelio Driollet
	Name:	Rogelio Driollet
	Title:	Authorized Person